# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GalaxyEdge Acquisition Corp, CIK 0002091484
CUSIP: G3710B103
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/05/2026
Filed by CIK 0002104666
Persons authorized to receive notices and communications: Ping Zhang, (212) 612-1400, Suite 349, New York, New York (NY), 10036, (212) 612-1400

## Reporting persons
- Equinox Capital Solutions Limited (CIK 0002104666): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 4,252,500; shared voting power 0; sole dispositive power 4,252,500; shared dispositive power 0; aggregate amount beneficially owned 4,252,500 (27.39% of the class)
  Comment: Includes (i) 4,025,000 ordinary shares of the Issuer, $0.0001 par value ("Founder Shares") as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-290899) and (ii) 227,500 ordinary shares of the Issuer underlying private placement units (each unit consisting of one ordinary share and one right to receive one-quarter (1/4) of one ordinary share upon the consummation of the Issuer's initial business combination, acquired pursuant to a Private Placement Unit Purchase Agreement by and between Equinox Capital Solutions Limited (the "Sponsor") and the Issuer in connection with the Issuer's initial public offering.
  
  The securities reported herein are held directly by the Sponsor. Equinox Capital Solutions Limited is owned by Cmon Holding LLC (10%) and HBM Group, Inc. (43.48%). Accordingly, the Reporting Person may be deemed to beneficially own the securities held of record by the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: GalaxyEdge Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: This statement is filed by Equinox Capital Solutions Limited (the "Reporting Person"). The securities reported herein are held directly by Equinox Capital Solutions Limited (the "Sponsor"). The Sponsor is owned in part by Cmon Holding LLC (10.0%) and HBM Group, Inc. (43.48%). As a result of its ownership of the Sponsor, the Reporting Person may be deemed to beneficially own the Ordinary Shares held by the Sponsor. Based on 15,525,000 Ordinary Shares outstanding as of March 12, 2026, the Reporting Person may be deemed to beneficially own approximately 27.4% of the Issuer's outstanding Ordinary Shares.
Residence or business address: The principal business address of the Reporting Person is 1185 Avenue of the Americas, Suite 304, New York, NY 10036.
Present principal occupation or employment: The Reporting Person is the Sponsor of the Issuer in connection with the Issuer's initial public offering and potential business combination.
Criminal convictions in the last five years: During the past five years, none of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: Equinox Capital Solutions Limited is a British Virgin Islands limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on September 25, 2025, pursuant to a Subscription Agreement, the Issuer issued an aggregate of 2,415,000 ordinary shares to Equinox Capital Solutions Limited (the "Sponsor") for an aggregate purchase price of $25,000. On January 9, 2026, the Sponsor acquired an additional 1,610,000 ordinary shares, resulting in an aggregate of 4,025,000 ordinary shares (the "Founder Shares"). The Founder Shares include 525,000 ordinary shares that are subject to forfeiture if the underwriters' over-allotment option is not exercised in full. Simultaneously with the consummation of the Issuer's initial public offering, the Sponsor purchased 220,000 private units of the Issuer at $10.00 per unit. Each private unit consists of one ordinary share and one right to receive one-fourth (1/4) of one ordinary share upon the consummation of the Issuer's initial business combination. On March 5, 2026, the underwriters notified the Issuer of their exercise of the over-allotment option in full to purchase an additional 1,500,000 units, and the closing of such over-allotment option occurred on March 12, 2026. Simultaneously with the closing of the over-allotment option, the Sponsor purchased an additional 7,500 private units at $10.00 per unit. The ordinary shares reported herein are held directly by the Sponsor. The Sponsor is owned in part by Cmon Holding LLC (10.0%) and HBM Group, Inc. (43.48%). Accordingly, the Reporting Person may be deemed to beneficially own the securities held of record by the Sponsor. The Reporting Person acquired the Ordinary Shares for investment purposes. The Reporting Person may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by it at any time depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. Except for the foregoing, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 15,525,000 ordinary shares and outstanding following the Issuer's initial public offering and the fully exercise of the underwriters' over-allotment option. The Reporting Person beneficially owns 4,252,500 Ordinary Shares, representing approximately 27.4% of the total issued and outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Person beneficially owns 4,252,500 Ordinary Shares, representing approximately 27.4% of the Issuer's outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Issuer's Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Subscription Agreement.
On September 25, 2025, the Issuer and the Sponsor entered into a Subscription Agreement, pursuant to which the Issuer issued an aggregate of 2,415,000 ordinary shares as Founder Shares, to the Sponsor for an aggregate purchase price of $25,000. Subsequently, the Issuer and the Sponsor entered into an Amendment to the Securities Subscription Agreement, pursuant to which the number of Founder Shares was increased to 4,025,000 ordinary shares, including 525,000 ordinary shares that were subject to forfeiture if the underwriter's over-allotment option is not exercised in full. The foregoing description of the Securities Subscription Agreement, as amended, is qualified in its entirety by reference to the full text thereof, which was filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1 (File No. 333-290899).

Private Placement Units Purchase Agreement.
On March 3, 2026, in connection with the Issuer's initial public offering (the "IPO"), the Issuer and the Sponsor entered into a Private Placement Units Purchase Agreement, pursuant to which the Sponsor agreed to purchase 220,000 private placement units (the "Private Placement Units") at a price of $10.00 per unit, for an aggregate purchase price of $2,200,000, simultaneously with the consummation of the IPO. Each Private Placement Unit consists of one ordinary share and one right to receive one-quarter (1/4) of one ordinary share upon the consummation of the Issuer's initial business combination. In addition, upon the exercise of the underwriters' over-allotment option in full, the Sponsor purchased an additional 7,500 private placement units at $10.00 per unit. The foregoing description is qualified in its entirety by reference to the full text of the Private Placement Units Purchase Agreement, which was filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2026.

Letter Agreement.
On March 3, 2026, the Issuer, the Sponsor and the Issuer's officers and directors entered into a Letter Agreement in connection with the IPO. Pursuant to the Letter Agreement, among other things, the Sponsor agreed (i) to vote the Founder Shares and any public shares held by it in favor of the Issuer's initial business combination, (ii) not to propose any amendment to the Issuer's amended and restated memorandum and articles of association that would modify the substance or timing of the Issuer's obligation to redeem 100% of its public shares if the Issuer does not complete an initial business combination within the required time period, unless the Issuer provides its public shareholders with the opportunity to redeem their public shares in connection therewith, and (iii) not to redeem any Founder Shares or private placement shares held by it in connection with the completion of the Issuer's initial business combination or in connection with a shareholder vote to amend the Issuer's amended and restated memorandum and articles of association relating to shareholders' rights or pre-initial business combination activity. The foregoing description is qualified in its entirety by reference to the full text of the Letter Agreement, which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2026.

Registration Rights Agreement.
On March 3, 2026, the Issuer and the Sponsor entered into a Registration Rights Agreement pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights with respect to the Founder Shares, the Private Placement Units and the securities underlying the Private Placement Units, subject to customary conditions and limitations. The foregoing description is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which was filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2026.

Rights Agreement.
On March 3, 2026, the Issuer entered into a Rights Agreement with Continental Stock Transfer & Trust Company, as rights agent, governing the rights included in the Issuer's public units and Private Placement Units. The foregoing description is qualified in its entirety by reference to the full text of the Rights Agreement, which was filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2026.

Investment Management Trust Agreement.
On March 3, 2026, the Issuer entered into an Investment Management Trust Agreement with Continental Stock Transfer & Trust Company, as trustee, in connection with the IPO. The foregoing description is qualified in its entirety by reference to the full text of the Investment Management Trust Agreement, which was filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Securities Subscription Agreement, dated September 25, 2025, by and between GalaxyEdge Acquisition Corporation and Equinox Capital Solutions Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of GalaxyEdge Acquisition Corporation (File No. 333-290899)).

Exhibit 2 - Amendment to Subscription Agreement, dated January 9, 2026, by and between GalaxyEdge Acquisition Corporation and Equinox Capital Solutions Limited (File No. 333-290899).

Exhibit 3 - Private Placement Units Purchase Agreement, dated March 3, 2026, by and between GalaxyEdge Acquisition Corporation and Equinox Capital Solutions Limited (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by GalaxyEdge Acquisition Corporation with the Securities and Exchange Commission on March 5, 2026).

Exhibit 4 - Letter Agreement, dated March 3, 2026, by and among GalaxyEdge Acquisition Corporation, Equinox Capital Solutions Limited and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GalaxyEdge Acquisition Corporation with the Securities and Exchange Commission on March 5, 2026).

Exhibit 5 - Registration Rights Agreement, dated March 3, 2026, by and between GalaxyEdge Acquisition Corporation and Equinox Capital Solutions Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by GalaxyEdge Acquisition Corporation with the Securities and Exchange Commission on March 5, 2026).

Exhibit 6 - Rights Agreement, dated March 3, 2026, by and between GalaxyEdge Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by GalaxyEdge Acquisition Corporation with the Securities and Exchange Commission on March 5, 2026).

Exhibit 7 - Investment Management Trust Agreement, dated March 3, 2026, by and between GalaxyEdge Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GalaxyEdge Acquisition Corporation with the Securities and Exchange Commission on March 5, 2026).

## Signatures
- Equinox Capital Solutions Limited: /s/ Yanfang Chen, Yanfang Chen / Managing Member (03/31/2026)